Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Closing of Non-Dilutive Financing Transaction

Mississauga, Ontario — October 27, 2009. Hydrogenics Corporation (Toronto: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, announced the closing of the previously announced non-dilutive financing transaction (the “Transaction”) with Algonquin Power Income Fund (Toronto: APF.UN) with gross cash proceeds of approximately C$10.8 million.

Daryl Wilson, Hydrogenics’ President and CEO, stated, “we are very pleased to announce the closing of this complex transaction, which was clearly in the best interests of our company and our investors.  We have bolstered Hydrogenics’ balance sheet in a way that was non-dilutive to shareholders — leaving the company stronger positioned to pursue our many growth initiatives in 2010.”

The Transaction involved a Plan of Arrangement and Exchange Offers pursuant to which, among other things, Hydrogenics acquired all of the issued and outstanding units and convertible debentures of Algonquin Power in exchange for new securities of Hydrogenics.

Pursuant to the Plan of Arrangement, Hydrogenics transferred substantially all of its assets and liabilities to a newly created subsidiary (“New Hydrogenics”) and the existing class of common shares of Hydrogenics were redeemed for common shares in the capital of New Hydrogenics.  New Hydrogenics has all of the same assets, liabilities, directors, management and employees as Hydrogenics had previous to the Transaction, except for certain tax attributes that remain behind, and Hydrogenics shareholders have become shareholders of New Hydrogenics.  Pursuant to the Exchange Offers, unitholders of Algonquin Power exchanged their units for a new class of common shares of Hydrogenics (“New Common Shares”), and debentureholders of Algonquin Power exchanged their convertible debentures for convertible debentures or New Common Shares, resulting in, among other things, unitholders of Algonquin Power becoming shareholders of Hydrogenics and Algonquin Power becoming a subsidiary entity of Hydrogenics.  Hydrogenics has been renamed “Algonquin Power & Utilities Corp.” and New Hydrogenics will continue the Hydrogenics business as “Hydrogenics Corporation”. New Hydrogenics will assume Hydrogenics’ current listings on the Toronto Stock Exchange (the “TSX”) and Nasdaq Global Market.

Pursuant to the Exchange Offers, 42,651,749 units of Algonquin Power (“Units”) (53.96% of the total issued and outstanding Units), $68,699,000 principal amount of 6.65% convertible unsecured subordinated debentures of Algonquin Power due July 31, 2011 (“Series 1 Debentures”) (80.86% of the aggregate principal amount of Series 1 Debentures) and $44,624,000 principal amount of 6.20% convertible unsecured subordinated debentures of Algonquin Power due November 30, 2016 (“Series 2 Debentures”, and together with the Series 1 Debentures, the “Debentures”) (74.41% of the aggregate principal amount of Series 2 Debentures) have been tendered to the Exchange Offers. The remaining 36,396,271 Units (46.04% of the total issued and outstanding Units) were acquired by Hydrogenics pursuant to the compulsory acquisition provisions of Algonquin Power’s declaration of trust. The remaining $16,265,000 principal amount of Series 1 Debentures (19.14% of the aggregate principal amount of Series 1 Debentures) and $15,343,000 principal amount of Series 2 Debentures (25.59% of the aggregate principal amount of Series 2 Debentures) were acquired by Hydrogenics pursuant to the compulsory acquisition provisions of Algonquin Power’s trust indenture in respect of the Debentures. Hydrogenics did not own any Units or Debentures prior to completion of the Exchange Offers.

Hydrogenics has instructed the depositary to take up and accept for payment the Units and Debentures tendered to the Exchange Offers, the Units acquired pursuant to the compulsory acquisition provisions of Algonquin Power’s declaration of trust and the Debentures acquired pursuant to the compulsory acquisition provisions of Algonquin Power’s trust indenture in respect of the Debentures. Hydrogenics is providing unitholders of Algonquin Power with one New Common Share for each Unit, holders of Series 1 Debentures with a debenture of Hydrogenics or New Common Shares for each Series 1 Debenture and holders of Series 2 Debentures with a debenture of Hydrogenics for each Series 2 Debenture.  It is expected that the Units and Debentures will be delisted from the TSX.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com